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                                                               EXHIBIT (a)(1)(E)
                                                         [TO BE SENT VIA E-MAIL]

                               Clarification of
                   Lante's Stock Option Replacement Program

                                January 2, 2001

Last month, Lante announced its Stock Option Replacement Program for eligible employees. Details of the program can be found in the Introduction to Lante's Stock Option Replacement Program that was sent to you by e-mail on December 19, 2000 and in the Letter to Eligible Option Holders Regarding the Offer, the Offer to Exchange and the Letter of Transmittal that were sent to you by e-mail on December 21, 2000. These tender offer materials have been archived in Midas [link to these documents in a notes database for employees].

As a reminder, if you want to participate in the Stock Option Replacement Program, you need to fill out the Letter of Transmittal we sent to you by e-mail on December 21, 2000 and send it by mail, fax or hand delivery to Scott Smaller, our Treasurer, no later than 12:00 midnight, Eastern time, on January 22, 2001, unless we extend the offer. Also remember that you may withdraw your tendered options at any time before the offer expires. If you need more information about the Stock Option Replacement Program or would like hard copies of the tender offer materials decribed above, please contact your benefits representative at 312-696-5000.

Since announcing the Stock Option Replacement Program, some of you have asked how a change in control of Lante would impact the program (i.e., if the company was sold). Before explaining the consequences of a change in control, it is worth noting a few practical considerations. We are not currently negotiating any such transaction. In addition, such change in control would have to be agreed to by our inside stockholders and board of directors in light of the concentration of share ownership among our officers and directors and the corporate controls we implemented in contemplation of our initial public offering earlier this year. Nonetheless, our board of directors has a duty to consider alternatives for maximizing share value, and we cannot ignore the possibility that a transaction could be proposed that our controlling stockholders believe is desirable or that our board of directors believes is in the best interest of Lante.

If any such transaction were to occur before we granted new options under the Stock Option Replacement Program, it would be our intent to negotiate the terms of that transaction such that employees who tender options pursuant to this program would receive options to purchase securities of the acquiror. At the same time, however, we are reserving the right to take any actions we deem necessary or appropriate to complete a transaction that our board of directors believes is in the best interest of Lante and its stockholders. This could include terminating the Stock Option Replacement Program. If we were to terminate the Stock Option Replacement Program in connection with a change in control transaction, employees who have tendered options for cancellation pursuant to this program would not receive options to purchase securities of the acquiror or any other consideration for their tendered options.